[redacted]

SEC
Mail Processing
Section

NOV 2 1 2011

Washington, DC
101

SECURI ISSION

11023475

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SEC FILE NUMBER
8- 50082 -

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2010** (MM/DD/YY) AND ENDING **September 30, 2011** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Oak Ridge Financial Services Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue South, Suite 100
(No. and Street)

Golden Valley (City) **MN** (State) **55416** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Kozberg **763-923-2200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Marc Kozberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Ridge Financial Services Group, Inc. as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

SUSANNE HAWKINS MILLER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01-31-15

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

FINANCIAL STATEMENTS

Years Ended September 30, 2011 and 2010

MHM ®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the statements of financial condition of The Oak Ridge Financial Services Group, Inc. as of September 30, 2011 and 2010 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Oak Ridge Financial Services Group, Inc. as of September 30, 2011 and 2010 in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 17, 2011

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF FINAINCIAL CONDITION

September 30, 2011 and 2010

	2011	2010
ASSETS		
ASSETS		
Cash	$ 904,109	$ 390,943
Deposits with clearing organizations	200,000	200,000
Receivable from:		
Clearing organization	123,342	540,912
Employees	34,554	39,976
Securities owned, at market value	388,800	-
Furniture and equipment	625,453	618,673
Accumulated depreciation	(537,158)	(514,358)
Other assets	72,002	94,976
TOTAL ASSETS	$ 1,811,102	$ 1,371,122
LIABILITIES		
LIABILITIES		
Payable to employees	$ 108,132	$ 50,684
Accounts payable and accrued expenses	662,339	207,053
TOTAL LIABILITIES	770,471	257,737
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 720 shares	7	7
Additional paid-in capital	5,208,808	5,305,308
TOTAL CAPITAL CONTRIBUTED	5,208,815	5,305,315
ACCUMULATED DEFICIT	(4,168,184)	(4,191,930)
TOTAL STOCKHOLDER'S EQUITY	1,040,631	1,113,385
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,811,102	$ 1,371,122

See Notes to Financial Statements

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - The Oak Ridge Financial Services Group, Inc. (the Company or Oakridge) is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

The Company is a wholly owned subsidiary of Oak Ridge Holding Corporation (Holdings).

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business.

The carrying amounts of receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that all the receivables are collectible at September 30, 2011.

(1) Nature of business and significant accounting policies (continued)

Revenue recognition:

Underwritings - Underwriting fees are recorded on the closing date of the transaction, net of expenses.

Consulting fees - Consulting and financial service fees relating to investment banking activities are recognized as the services are performed and collection is reasonably assured. Any payments received in advance of the service period are recorded as unearned revenue. Unearned revenue as of September 30, 2011 and 2010 was $3,400 and $0, respectively.

Securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally one to three business days following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

Furniture and equipment - Furniture and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense is $22,800 and $18,000 for the years ended September 30, 2011 and 2010, respectively.

Income taxes - Effective November 1, 2004 Holdings elected, with the consent of its stockholders, to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company's items of income, deductions, losses, and credits. At the time of Holding's election, the Company elected to be treated as a Qualified Subchapter S Subsidiary. Therefore, these statements do not include any provision for corporate income taxes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

(1) Nature of business and significant accounting policies (continued)

Income taxes - (continued) The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended December 31, 2008 through 2010 remain subject to examination. Tax returns for state jurisdictions for years ended December 31, 2008 through 2010 remain subject to examination.

Subsequent events policy - Subsequent events have been evaluated through November 17, 2011 which is the date the financial statements were issued.

(2) Receivables from and deposits with clearing organization

The Company clears its proprietary and customer transactions through two clearing brokers on a fully disclosed basis. The amount receivable from the clearing organization relates to the aforementioned securities transactions and consists of excess cash held at the clearing organization. The Company maintains deposits with its clearing brokers to collateralize certain customer transactions. The following is a summary of the balances held by the clearing broker.

	September 30, 2011	September 30, 2010
Clearing firm 1		
Deposit	$ 100,000	$ 100,000
Commissions receivable	22,564	393,059
Total	$ 122,564	$ 493,059
Clearing firm 2		
Deposit	$ 100,000	$ 100,000
Commissions receivable	100,778	147,853
Total	$ 200,778	$ 247,853
Total	$ 323,342	$ 740,912

(3) Securities owned and securities sold but not yet purchased

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

	September 30, 2011	September 30, 2010
Securities owned:		
Trading securities - equities	$ 388,800	$ -

(4) Fair value measurements

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(4) Fair value measurements (continued)

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Fair values of assets and liabilities measured on a recurring basis at September 30, 2011 and 2010 are as follows:

	Fair Value	(Level 1)	(Level 2)	(Level 3)
September 30, 2011				
Equities	$ 388,800	$ 388,800	$ -	$ -
Securities inventory	$ 388,800	$ 388,800	$ -	$ -
September 30, 2010				
Equities	$ -	$ -	$ -	$ -
Securities inventory	$ -	$ -	$ -	$ -

(5) Employee benefit plans

The Company has a 401(k) plan covering substantially all of its employees. The plan provides for participating employees to make elective deferral contributions to the plan. The Company has not made any discretionary or matching contributions to the plan for the years ended September 30, 2011 and 2010.

(6) Operating leases

The Company leases its office under operating leases.

The lease requires base monthly lease payments of $17,300 to $19,870 over the lease term ending July 31, 2013. In addition the Company is required to pay common area charges and a pro-rata share of certain operating and real estate tax expenses.

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending September 30,	Total
2012	$ 234,000
2013	199,000
Totals	$ 433,000

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ending September 30, 2011	2010
Minimum rentals	$ 232,000	$ 187,000
Common area charges and expenses	172,000	155,000
Totals	$ 404,000	$ 342,000

(7) Commitments and contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(8) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2011, the Company's net capital of $763,448 was $663,448 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.01 to 1.

(9) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(10) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with two clearing firms that carry all customer accounts and maintain related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis through its clearing brokers. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company may carry securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(11) Income taxes

From March 1, 2001 through November 1, 2004, the Company filed its tax returns as a C corporation and during that period generated net operating losses of approximately $2,290,000 for federal tax purposes. If not used to offset future taxable income the net operation loss will begin to expire in 2021. As a result of the November 1, 2004 change in the Company's ownership and the election of S corporation status there are limitations placed on the use of this net operating loss carryforward. Therefore a valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of realizing the tax benefit of the net operating loss carryforwards before they expire.

(12) Cash flow disclosure

	Years Ending September 30, 2011	2010
Cash paid		
Interest	$ 8,525	$ 1,865